                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(A)

                              (AMENDMENT NO. 4)(1)

                           COMMUNITY BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   20343H 10 6
                                 (CUSIP Number)

                              J. Fred Kingren, Esq.
                   Feld, Hyde, Lyle, Wertheimer & Bryant, P.C.
                       2000 SouthBridge Parkway, Suite 500
                            Birmingham, Alabama 35209
                                 (205) 802-7575
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 7, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the Reporting Person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Statement on Schedule 13D, and is filing this Statement on Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Statements on Schedule 13D filed in paper format shall include a signed original and five copies of the Statement on Schedule 13D, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 14 Pages)

---------------

         (1) The remainder of this Cover Page shall be filled out for the Reporting Person's initial filing of this Statement on Schedule 13D with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior Cover Page.

         The information required on the remainder of this Cover Page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 4            PAGE 2 OF 14 PAGES

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Doris S. Corr
--------------------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                    (b) [ ]
--------------------------------------------------------------------------------

(3)      SEC USE ONLY

--------------------------------------------------------------------------------

(4)      SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
                                    160,356 Shares
  NUMBER OF                -----------------------------------------------------
   SHARES                  (8)      SHARED VOTING POWER
BENEFICIALLY                        161,816 Shares
  OWNED BY                 -----------------------------------------------------
   EACH                    (9)      SOLE DISPOSITIVE POWER
 REPORTING                          160,356 Shares
PERSON WITH                -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER
                                    161,816 Shares
                           -----------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         322,172 Shares
--------------------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [ ]
--------------------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.0%
--------------------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 4            PAGE 3 OF 14 PAGES

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bryan A. Corr, Sr.
--------------------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------

(3)      SEC USE ONLY

--------------------------------------------------------------------------------

(4)      SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
                                    14 Shares
  NUMBER OF                -----------------------------------------------------
   SHARES                  (8)      SHARED VOTING POWER
BENEFICIALLY                        192,191 Shares
  OWNED BY                 -----------------------------------------------------
   EACH                    (9)      SOLE DISPOSITIVE POWER
 REPORTING                          14 Shares
PERSON WITH                -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER
                                    192,191 Shares
                           -----------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         192,205 Shares
--------------------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.2%
--------------------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 4            PAGE 4 OF 14 PAGES

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Tina M. Corr
--------------------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------

(3)      SEC USE ONLY

--------------------------------------------------------------------------------

(4)      SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
                                    None
  NUMBER OF                -----------------------------------------------------
   SHARES                  (8)      SHARED VOTING POWER
BENEFICIALLY                        18,334 Shares
  OWNED BY                 -----------------------------------------------------
   EACH                    (9)      SOLE DISPOSITIVE POWER
 REPORTING                          None
PERSON WITH                -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER
                                    18,334 Shares
                           -----------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,334  Shares
--------------------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .4%
--------------------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 4           PAGE 5 OF 14 PAGES

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Joan M. Currier
--------------------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                    (b) [ ]
--------------------------------------------------------------------------------

(3)      SEC USE ONLY

--------------------------------------------------------------------------------

(4)      SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
                                    None
  NUMBER OF                -----------------------------------------------------
   SHARES                  (8)      SHARED VOTING POWER
BENEFICIALLY                        18,334 Shares
  OWNED BY                 -----------------------------------------------------
   EACH                    (9)      SOLE DISPOSITIVE POWER
 REPORTING                          None
PERSON WITH                -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER
                                    18,334 Shares
                           -----------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,334 Shares
--------------------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .4%
--------------------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 4          PAGE 6 OF 14 PAGES

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         John David Currier, Sr.
--------------------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------

(3)      SEC USE ONLY

--------------------------------------------------------------------------------

(4)      SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
                                    None
  NUMBER OF                -----------------------------------------------------
   SHARES                  (8)      SHARED VOTING POWER
BENEFICIALLY                        7,880 Shares
  OWNED BY                 -----------------------------------------------------
   EACH                    (9)      SOLE DISPOSITIVE POWER
 REPORTING                          None
PERSON WITH                -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER
                                    7,880 Shares
                           -----------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,880 Shares
--------------------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .2%
--------------------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 4            PAGE 7 OF 14 PAGES

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Christy C. Chandler
--------------------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------

(3)      SEC USE ONLY

--------------------------------------------------------------------------------

(4)      SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
                                    10,454 Shares
  NUMBER OF                -----------------------------------------------------
   SHARES                  (8)      SHARED VOTING POWER
BENEFICIALLY                        None
  OWNED BY                 -----------------------------------------------------
   EACH                    (9)      SOLE DISPOSITIVE POWER
 REPORTING                          10,454 Shares
PERSON WITH                -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER
                                    None
                           -----------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,454 Shares
--------------------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .2%
--------------------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 4          PAGE 8 OF 14 PAGES

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         John David Currier, Jr.
--------------------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                    (b) [ ]
--------------------------------------------------------------------------------

(3)      SEC USE ONLY

--------------------------------------------------------------------------------

(4)      SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
                                    10,454 Shares
  NUMBER OF                -----------------------------------------------------
   SHARES                  (8)      SHARED VOTING POWER
BENEFICIALLY                        None
  OWNED BY                 -----------------------------------------------------
   EACH                    (9)      SOLE DISPOSITIVE POWER
 REPORTING                          10,454 Shares
PERSON WITH                -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER
                                    None
                           -----------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,454 Shares
--------------------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .2%
--------------------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 4           PAGE 9 OF 14 PAGES

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Corr, Inc. (f/k/a Oneonta Telephone Company, Inc.)
--------------------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                    (b) [ ]
--------------------------------------------------------------------------------

(3)      SEC USE ONLY

--------------------------------------------------------------------------------

(4)      SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Alabama
--------------------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
                                    None
  NUMBER OF                -----------------------------------------------------
   SHARES                  (8)      SHARED VOTING POWER
BENEFICIALLY                        120,000 Shares
  OWNED BY                 -----------------------------------------------------
   EACH                    (9)      SOLE DISPOSITIVE POWER
 REPORTING                          None
PERSON WITH                -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER
                                    120,000 Shares
                           -----------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         120,000 Shares
--------------------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.6%
--------------------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 4          PAGE 10 OF 14 PAGES

INTRODUCTORY NOTE

         This Amendment No. 4 to Statement on Schedule 13D (this "Amendment No. 4") is filed with the Securities and Exchange Commission ("SEC" or the "Commission") by Doris S. Corr, Bryan A. Corr, Sr., Tina M. Corr, Joan M. Currier, John David Currier, Sr., Christy C. Chandler (f/k/a Christina M. Currier), John David Currier, Jr. and Corr, Inc. (f/k/a Oneonta Telephone Company, Inc.), as joint filers (individually, a "Reporting Person", and, collectively, the "Reporting Persons"), with respect to the shares of the Common Stock, par value $ .10 per share ("Common Stock"), of Community Bancshares, Inc., a Delaware corporation (the "Issuer").

         This Amendment No. 4 amends Items 2, 4, 5, 6 and 7 of the Statement on
Schedule 13D filed by R. C. Corr, Jr. and each of the Reporting Persons, as joint filers, on November 3, 1998 (the "Original Filing"), and Amendment Nos. 1, 2 and 3 thereto filed by R. C. Corr, Jr., each of the Reporting Persons, and certain other persons, as joint filers, on December 31, 1998, March 22, 1999, and March 17, 2000, respectively. R.C. Corr, Jr., who was included as a Reporting Person in the Original Filing and Amendment Nos. 1, 2 and 3 thereto, died on June 22, 2001. All of the shares of Common Stock owned by R.C. Corr, Jr. on the date of his death are now owned by his widow, Doris S. Corr.

         The Reporting Persons are filing this Amendment No. 4 because they may be deemed a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although each of the Reporting Persons disclaims any membership in, and the existence of, such a group other than the group which has been previously reported and is now comprised of Doris S. Corr, Bryan A. Corr, Sr., Tina M. Corr, Joan M. Currier, John David Currier, Sr., Christy C. Chandler, John David Currier, Jr. and Corr, Inc. Neither the filing of this Amendment No. 4 nor any statement contained herein shall be deemed to be an admission by any of the Reporting Persons that any other group exists.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. By executing this Amendment No. 4, each of the Reporting Persons agrees that this Amendment No. 4 is filed on behalf of such Reporting Person.

ITEM 2. IDENTITY AND BACKGROUND.

         Certain information with respect to each of the Reporting Persons is set forth on Schedule I, which is attached hereto and incorporated herein by reference. During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Each of the Reporting Persons, with the exception of Corr, Inc., is a citizen of the United States of America. Corr, Inc. is an Alabama corporation.

ITEM 4. PURPOSE OF TRANSACTION.

         As previously reported, on January 31, 2000, R. C. Corr, Jr. and each of the Reporting Persons entered into a Standstill Agreement with the Issuer (the "Standstill Agreement"). The Standstill Agreement was entered into for the purpose of establishing a course of conduct between the parties thereto in order that a means might be negotiated and implemented by which R. C. Corr, Jr. and certain of the Reporting Persons might sell, transfer, exchange or otherwise

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 4          PAGE 11 OF 14 PAGES

dispose of all of the shares of the Common Stock owned or held by them. The Standstill Agreement prohibited R. C. Corr, Jr. and certain of the Reporting Persons thereto from taking certain actions, including (i) any acquisition, purchase or ownership of any shares of Common Stock, any other securities issued by or any assets of the Issuer or any of its subsidiaries; (ii) any solicitation of proxies or consents to vote any shares of Common Stock or other securities of the Issuer; and (iii) acting alone, or in concert with others, to seek control of or to influence the management, Board of Directors or policies of the Issuer.

         The Reporting Persons do not believe that any meaningful discussions with the Issuer occurred following the execution and delivery of the Standstill Agreement. On July 26, 2000, the Issuer filed a Current Report on Form 8-K with the SEC in which the Issuer disclosed certain ongoing internal investigations as well as its belief that other investigations by bank regulatory agencies and law enforcement authorities were being conducted. The Standstill Agreement terminated pursuant to its terms on July 31, 2000, with no agreement having been reached by the parties thereto with respect to a course of conduct for R. C. Corr, Jr. and certain of the Reporting Persons to sell, transfer, exchange or otherwise dispose of all of the shares of the Common Stock owned or held by them. Since the termination of the Standstill Agreement, the Issuer has continued to report information regarding the pending investigations. The Issuer's Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2001, disclosed that certain investigations are ongoing and certain lawsuits in addition to those described in this Item 4 are pending.

         On September 14, 2000, a lawsuit now styled Estate of R. C. Corr, Jr.; Doris S. Corr; Bryan A. Corr, Sr.; Tina M. Corr; Joan M. Currier; John David Currier; and Corr, Inc. f/k/a Oneonta Telephone Company, Inc. v. Kennon R. Patterson, Sr.; Kennon R. Patterson, Jr.; Glynn Debter; Stacey Mann; Merritt Robbins; Bishop K. Walker, Jr.; Roy B. Jackson; Loy McGruder; Robert O. Summerford; Denny G. Kelly; Jimmie Trotter; John J. Lewis, Jr.; Hodge Patterson; Edward Ferguson; Community Bancshares, Inc.; Community Bank, Inc., et al., Civil Action No. CV-00-216-OHJ, was filed in the Circuit Court of Blount County, Alabama. In this lawsuit, the plaintiffs, which include certain of the Reporting Persons, allege that certain actions and omissions of the defendants, which consist of the Issuer, its principal subsidiary and certain members of the Board of Directors of such entities, resulted in the siphoning off of corporate income and assets which in turn resulted in deprivation of the plaintiffs of their just share of corporate income and gains. The actions and omissions of the defendants are alleged to include the payment to Directors of exorbitant salaries and bonuses, improper payments to Directors' relatives, unreasonable payments under contracts between the Issuer and its subsidiaries and certain of the defendants or to entities controlled by certain of the defendants or their relatives, and improper rental agreements for property leased by the Issuer and its subsidiaries from certain of the defendants. See Exhibit 1 attached to this Amendment No. 4, which is hereby incorporated herein by reference.

         On October 13, 2000, a lawsuit now styled Doris Corr, individually and as Personal Representative of the Estate of R.C. Corr, Jr., v. Hugh Don Camp, Sr., Don T. Camp, Community Bancshares, Inc., Kennon R. Patterson, Sr., Denny G. Kelly, Bishop K. Walker, et al, Civil Action No. CV-00-260-OHJ, was filed in the Circuit Court of Blount County, Alabama. In this lawsuit, the plaintiffs allege that the defendants, which consist of Hugh Don Camp, Sr., his son, the Issuer, its principal subsidiary and certain of its officers and Directors, breached or induced Hugh Don Camp, Sr. to breach a contract between him and the plaintiffs for the purchase of 100,000 shares of Common Stock owned by him, and that the defendants entered into an illegal conspiracy to tortiously interfere with such contract. All of the shares of Common Stock to have been purchased in this transaction were to have been held of record by R.C. Corr, Jr. and Doris S. Corr, as joint tenants with right of survivorship, but Doris S. Corr, individually and as personal representative of the Estate of R.C. Corr, Jr., does not beneficially own any of such shares of Common Stock presently. Other than the 100,000 shares of Common Stock which are the subject of this lawsuit and as to which the plaintiffs have asked the Circuit Court to enforce the contract to purchase, the Reporting Persons have no present intention of purchasing any additional shares of Common Stock.

         On November 6, 2001, a lawsuit styled Community Bancshares, Inc. and Community Bank v. Bryan A. Corr, Sr., Doris S. Corr, individually and as Executrix of the Estate of R.C. Corr, Jr., deceased, Tina M. Corr, Corr, Inc. f/k/a Oneonta Telephone Company, Inc., George Melvin Barnett, Michael A. Bean, Michael W. Alred, R. Wayne Washam, M. Lewis Benson, Doris E. Benson, John M. Packard, Jr., and Andy Mann, Civil Action No. CV-01-N-2835-S, was filed in the United States District Court for the Northern District of Alabama, Southern Division. As reported in the Issuer's Quarterly Report on Form 10-Q for the

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 4          PAGE 12 OF 14 PAGES

Quarterly Period Ended September 30, 2001, the plaintiffs, which consist of the Issuer and its principal subsidiary, allege in their complaint that the defendants, which include certain of the Reporting Persons, have illegally conspired to acquire control of the Company [i.e., the Issuer] and Community Bank [i.e., the Issuer's principal subsidiary]. The complaint also alleges that, by knowingly making false statements and unsupported allegations to regulatory and law enforcement authorities and in certain lawsuits ...., the defendants abused the civil legal process to further their plan to discredit and dislodge the directors and management of the Company and Community Bank and gain control of those companies. The complaint further alleges that certain of the defendants who are former directors and/or executive officers of Community Bank breached their fiduciary duties to Community Bank by participating in, and taking actions in the furtherance of, the conspiracy. Finally, the complaint alleges that the defendants failed to make filings which are required by the Federal securities laws to disclose that the group is acting in concert to acquire control of the Company.

The defendants in this lawsuit filed a motion to dismiss and the motion is currently pending.

         Given the ongoing investigations and pending litigation involving the Issuer, its principal subsidiary and certain of its officers and Directors, the Reporting Persons believe that a change in the Board of Directors and management of the Issuer is necessary and in the best interests of all the shareholders of the Issuer. Accordingly, in order to provide the stockholders of the Issuer with a choice, Corr, Inc. has nominated Bryan A. Corr, Sr. to fill one of the three or four vacancies on the Board of Directors that may be subject to election at the Issuer's 2002 Annual Meeting of Stockholders. The Reporting Persons have not yet determined whether they will take any additional actions with respect to Mr. Corr's nomination, including the solicitation of proxies in connection therewith.

         On March 7, 2002, The Birmingham News reported that the Issuer's principal subsidiary, Community Bank, Inc., "is selling a third of its branches partly because losses and lawsuits have hurt its business and representation in some towns". According to the newspaper, Community Bank, Inc. has a network of 30 branches with assets of more than $730 million and is selling 10 of those branches with assets of $125 million. In a companion article on the same day, The Birmingham News reported that the United States Attorney for the Northern District of Alabama filed a civil complaint in the United States District Court for the Northern District of Alabama, Middle Division, on February 12, 2002, to begin forfeiture proceedings to seize certain assets from the owners of a construction company targeted in a bank-fraud investigation involving Community Bank, Inc. being conducted by the Federal Bureau of Investigation ("FBI"). The U.S. Attorney alleges in the civil complaint that Kennon R. Patterson, Sr., the Chairman of the Board, Chief Executive Officer and President of the Issuer, other officials of Community Bank, Inc., and the construction company owners "were able to take advantage of a lack of oversight and poor internal controls" by Community Bank, Inc. and that Federal and state law enforcement investigators have found approximately $2 million paid to the construction company in violation of Federal law. In the civil complaint, the United States Attorney alleges that a review of the construction company's records and documents conducted as part of the FBI's investigation shows a substantial amount of overbilling by the construction company on certain construction projects of Community Bank, Inc. during the period January, 1998 through July, 2000, and that these same documents show virtually no billing by the construction company with respect to Kennon R. Patterson, Sr.'s personal residence and other structures located on the surrounding property despite extensive work being performed during the same time period.

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 4          PAGE 13 OF 14 PAGES


         The Reporting Persons are concerned that the sale of one-third of the branches of the Issuer's principal subsidiary may well be based upon improper and potentially unlawful considerations as opposed to the best interests of the Company and its stockholders because of the ongoing investigations and pending litigation involving the Issuer, its principal subsidiary and certain of its officers and directors. Accordingly, on March 7, 2002, certain of the Reporting Persons made a statutory request to inspect the books and records of the Issuer that "relate in any manner to any sales or potential sales of any of the branches, operations, or offices of Community Bank, Inc. that have occurred ... or are contemplated to occur". In addition, certain of the Reporting Persons are in the process of contacting Federal and State regulatory and enforcement agencies and authorities for the purpose of advising such authorities of their concerns with respect to these sales.

         Except as described in this Item 4, none of the Reporting Persons has any plans or proposals as of the date hereof that relate to, or would result in,
(i) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board, (v) any material change in the present capitalization or dividend policy of the Issuer,
(vi) any other material change in the Issuer's business or corporate structure,
(vii) changes in the Issuer's charter or Bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 (g)(4) of the Exchange Act, or (x) any action similar to any of those enumerated in clauses (i) through (ix) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a), (b) The Reporting Persons beneficially own an aggregate of 383,981 shares of Common Stock, constituting approximately 8.3% of the shares of Common Stock reported by the Issuer as being outstanding on October 31, 2001. Schedule II, which is attached hereto and incorporated herein by reference, sets forth certain information with respect to the shares of Common Stock owned by each Reporting Person and the power of each Reporting Person to vote or to dispose of the shares of Common Stock owned by such Reporting Person. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the other Reporting Persons except to the extent reflected in the notes to Schedule II.

         (c)      Not applicable.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no other contracts, arrangements, understandings or relationships (legal or otherwise) to which any of the Reporting Persons is a party with respect to any shares of Common Stock, except those discussed in Items 4 and 5 of this Amendment No. 4, which discussions are hereby incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         1. Complaint styled R. C. Corr, Jr; Doris S. Corr; Bryan A. Corr, Sr.; Tina M. Corr; Joan M. Currier; John David Currier; and Corr, Inc. f/k/a Oneonta Telephone Company, Inc. v. Kennon R. Patterson, Sr.; Kennon R. Patterson, Jr.; Glynn Debter; Stacey Mann; Merritt Robbins; Bishop K. Walker, Jr.; Roy B. Jackson; Loy McGruder; Robert O. Summerford; Denny G. Kelly; Jimmie Trotter; John J. Lewis, Jr.; Hodge Patterson; Edward Ferguson; Community Bancshares, Inc.; Community Bank, Inc., et al., Civil Action No. CV-00-216-OHJ, filed on September 14, 2000, in the Circuit Court of Blount County, Alabama.

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 4          PAGE 14 OF 14 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the Reporting Persons does hereby certify that the information set forth in this Amendment No. 4 is true, complete and correct.

Dated: March 12, 2002.



                                                    DORIS S. CORR
                                         -------------------------------------
                                                    Doris S. Corr



                                                  BRYAN A. CORR, SR.
                                         -------------------------------------
                                                  Bryan A. Corr, Sr.



                                                     TINA M. CORR
                                         -------------------------------------
                                                     Tina M. Corr



                                                   JOAN M. CURRIER
                                         -------------------------------------
                                                   Joan M. Currier



                                                 JOHN DAVID CURRIER, SR.
                                         -------------------------------------
                                                 John David Currier, Sr.



                                                  CHRISTY C. CHANDLER
                                         -------------------------------------
                                                  Christy C. Chandler



                                                 JOHN DAVID CURRIER, JR.
                                         -------------------------------------
                                                 John David Currier, Jr.

                                                      CORR, INC.
                                       (f/k/a Oneonta Telephone Company, Inc.)



                                      By:         BRYAN A. CORR, SR.
                                         -------------------------------------
                                                  Bryan A. Corr, Sr.
                                                  Its President and
                                               Chief Executive Officer

                                   SCHEDULE I

                    INFORMATION RELATING TO REPORTING PERSONS

                                                                                       Principal Business Address
                                                                                             of Corporation
                                                                                           or Organization in
       Name and Business                         Present Principal                           Which Principal
    or Residence Address of                        Occupation of                         Occupation of Reporting
        Reporting Person                         Reporting Person                          Person is Conducted
  ---------------------------           -----------------------------------            --------------------------
       Doris S. Corr (1)                    Vice President, Secretary,                    600 Third Avenue East
     600 Third Avenue East                  Treasurer and a Director -                   Oneonta, Alabama 35121
     Oneonta, Alabama 35121                       Corr, Inc. (4)

   Bryan A. Corr, Sr. (1) (2)           President, Chief Executive Officer,               600 Third Avenue East
     600 Third Avenue East                       and a Director -                        Oneonta, Alabama 35121
     Oneonta, Alabama 35121                       Corr, Inc. (4)
                                             Employee - Corr Wireless
                                              Communications, LLC (5)

        Tina M. Corr (2)                     Employee - Corr Wireless                     600 Third Avenue East
     600 Third Avenue East                    Communications, LLC (5)                    Oneonta, Alabama 35121
     Oneonta, Alabama 35121

    Joan M. Currier (1) (3)             President, Secretary, Treasurer, a               100 Fourth Avenue West
     100 Fourth Avenue West             Director and an Employee - Comfort               Oneonta, Alabama 35121
     Oneonta, Alabama 35121                    Lifestyles, Inc. (6)

  John David Currier, Sr. (3)           President, Secretary, Treasurer, a               100 Fourth Avenue West
     100 Fourth Avenue West             Director and an Employee - Currier               Oneonta, Alabama 35121
     Oneonta, Alabama 35121                 Asset Management, Inc. (7)

    Christy C. Chandler (3)               Employee - Shelby County Board                 5640 Cahaba Valley Road
     100 Fourth Avenue West                        of Education                         Birmingham, Alabama 35242
     Oneonta, Alabama 35121

  John David Currier, Jr. (3)                   Full-time student -                         Foy Student Union
     100 Fourth Avenue West                      Auburn University                        Auburn, Alabama 36830
     Oneonta, Alabama 35121

           Corr, Inc.                                 (4)                                 600 Third Avenue East
    (f/k/a Oneonta Telephone                                                             Oneonta, Alabama 35121
         Company, Inc.)
     600 Third Avenue East
     Oneonta, Alabama 35121

--------------

(1) Bryan A. Corr, Sr. and Joan M. Currier are the children of R. C. Corr, Jr., who died on June 22, 2001, and Doris S. Corr.

(2)      Bryan A. Corr, Sr. and Tina M. Corr are spouses.

(3) Joan M. Currier and John David Currier, Sr. are spouses. Christy C. Chandler and John David Currier, Jr. are the children of Joan M. Currier and John David Currier, Sr.

(4) All of the outstanding shares of Corr, Inc., an Alabama corporation (f/k/a Oneonta Telephone Company, Inc.), are held by Doris S. Corr, individually and as personal representative of the Estate of R. C. Corr, Jr., and Bryan A. Corr, Sr., Doris S. Corr and Bryan A. Corr, Sr. serve Corr, Inc. in the positions indicated in this Schedule I. Corr, Inc. has no other officers or Directors. Corr, Inc. is the holding company of CWC (as hereinafter defined).

(5) Corr Wireless Communications, LLC ("CWC"), an Alabama limited liability company (f/k/a North Alabama Cellular, LLC and CorrComm, LLC), is a wholly owned subsidiary of Corr, Inc. The principal business of CWC is operating, acquiring, constructing and disposing of cellular telephone systems in north Alabama.

(6) The principal business of Comfort Lifestyles, Inc. is the operation of a domiciliary in Oneonta, Alabama.

(7) The principal business of Currier Asset Management, Inc. is the operation of a golf course located in Oneonta, Alabama.

                                   SCHEDULE II

                 INFORMATION RELATING TO BENEFICIAL OWNERSHIP OF
                      SHARES OF COMMON STOCK OF THE ISSUER
                            BY THE REPORTING PERSONS

                                                    Number and
                                                  Percentage of
                                                    Shares of                Number of Shares of       Number of Shares of
                                                   Common Stock               Common Stock With         Common Stock With
                                                Beneficially Owned           Respect to Which the      Respect to Which the
                                          ------------------------------     Reporting Person Has      Reporting Person Has
               Name of                                                         Sole Voting and           Shared Voting and
           Reporting Person                 Number         Percentage(1)      Dispositive Power         Dispositive Power
  ----------------------------------      ----------       -------------     --------------------      --------------------
            Doris S. Corr                   311,718(2)(3)      6.8%                160,356                   151,362
          Bryan A. Corr, Sr.                192,205(4)         4.2%                     14                   192,191
             Tina M. Corr                    40,829(5)           *                      --                    40,829
           Joan M. Currier                    7,880(6)           *                      --                     7,880
       John David Currier, Sr.                7,880(7)           *                      --                     7,880
         Christy C. Chandler                 10,454              *                  10,454                        --
       John David Currier, Jr.               10,454              *                  10,454                        --
              Corr, Inc.                    120,000            2.6%                     --                   120,000
       (f/k/a Oneonta Telephone
            Company, Inc.)
  Doris S. Corr, Bryan A. Corr, Sr.,        381,349            8.3%                 10,468                   370,881
   Tina M. Corr, Joan M. Currier,
  John David Currier, Sr., Christy
  C. Chandler, John David Currier,
   Jr. and Corr, Inc. as a Group

--------------

(1) Percentages are determined on the basis of 4,608,691 shares of Common Stock reported by the Issuer as being outstanding on October 31, 2001.

(2) Includes (i) 10,454 shares held as Co-custodian with Bryan A. Corr, Sr. for her minor granddaughter, Lauren M. Corr, (ii) 10,454 shares held as Co-custodian with Bryan A. Corr, Sr. for her minor granddaughter, Kelly
         B. Corr, (iii) 10,454 shares held as Co-custodian with Bryan A. Corr, Sr. for her minor grandson, Bryan A. Corr, Jr., and (iv) 120,000 shares held by Corr, Inc. (f/k/a Oneonta Telephone Company, Inc.).

(3) Does not include 100,000 shares of Common Stock that are the subject of a lawsuit now styled Doris Corr, individually and as Personal Representative of the Estate of R.C. Corr, Jr., v. Hugh Don Camp, Sr., Don T. Camp, Community Bancshares, Inc., Community Bank, Inc., Kennon
         R. Patterson, Sr., Denny G. Kelly, Bishop K. Walker, et al., Civil Action No. CV-00-260-OHJ, which was filed in the Circuit Court of Blount County, Alabama on October 13, 2000. In this lawsuit, the plaintiffs allege that the defendants, which consist of Hugh Don Camp, Sr., his son, the Issuer, its principal subsidiary and certain of its officers and Directors, breached or induced Hugh Don Camp, Sr. to breach a contract between him and the plaintiffs for the purchase of 100,000 shares of Common Stock owned by him, and that the defendants entered into an illegal conspiracy to tortiously interfere with such contract. All of the shares of Common Stock to have been purchased in this transaction were to have been held of record by R.C. Corr, Jr. and Doris S. Corr, as joint tenants with right of survivorship, but Doris
         S. Corr, individually and as personal representative of the Estate of R.C. Corr, Jr., does not beneficially own any of such shares of Common Stock presently.

(4) Includes (i) 40,829 shares held with Tina M. Corr as a joint tenant with right of survivorship and (ii) 10,454 shares held as Co-custodian with Doris S. Corr for his minor daughter, Lauren M. Corr, (iii) 10,454 shares held as Co-custodian with Doris S. Corr for his minor daughter, Kelly B. Corr, (iv) 10,454 shares held as Co-custodian with Doris S. Corr for his minor son, Bryan A. Corr, Jr., and (v) 120,000 shares held by Corr, Inc.

(5) Held with Bryan A. Corr, Sr. as a joint tenant with right of survivorship.

(6) Held with John David Currier, Sr. as a joint tenant with right of survivorship.

(7)      Held with Joan M. Currier as a joint tenant with right of survivorship.

* Less than 1%.


                                      II-2